SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For February 12, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:
(1)	The Press Release issued on February 12, 2008.

CORPORATE COMMUNICATIONS
PRESS RELEASE
Amsterdam, 12 February 2008
ING Sells Mexican Non-Core Insurance Business to AXA for EUR 1.0 Bln
ING Group announced today that it has reached an agreement with AXA to sell part of its Mexican business, Seguros ING SA de CV and subsidiaries, for a total consideration of USD 1.5 billion (EUR 1.0 billion). Under the terms of the agreement, ING will divest companies that comprise its non-life businesses of P&C and Auto, plus its Health and Life insurance lines, its Health Maintenance Organization (ISES) and its Bonding Business. This sale will allow ING to focus on growing its existing Mexican pension (Afore) and Annuities businesses.
Michel Tilmant, Chairman of the Executive Board of ING Group said, “This divestment is part of ING’s strategy to focus its activities on its core expertise of banking, investments, life insurance and retirement services. ING continues to accelerate the redeployment of its capital in line with this strategy.”
ING Mexico’s Afore business has an AuM of EUR 6.8 billion, making it the third largest pension provider in the country. ING is also the second largest pension provider in Latin America, with approximately 22 million clients in the region.
Tom McInerney, ING Executive Board member and CEO for ING Insurance Americas said, “We see a great potential to grow ING’s pension and wealth management businesses in Mexico and in the rest of Latin America. ING will focus on boosting existing businesses and further invest in the region through organic growth, strategic bolt-on acquisitions and distribution relationships.”
In 2006 ING Mexico reported EUR 5.5 billion of assets under management by year end and after tax profits of EUR 85 million, of which EUR 1.2 billion of assets under management and EUR 29.1 million of after tax profits were generated by Seguros ING SA de CV and subsidiaries. The companies ING is selling employ more than 4,200 employees, the majority of whom will transfer to AXA once the transaction has closed.
Based on the purchase price of EUR 1.0 billion, ING expects to realise a capital gain on the sale in a range between EUR 150 and 200 million, depending upon the final balance sheet and closing adjustments.
Next to Afore and Annuities business, ING is active in Leasing and Mortgages, Asset Management and Wholesale Banking in Mexico.
This transaction is subject to various national regulatory approvals and is expected be closed and booked in the course of 2008.

Press enquiries:
Pilar Teixeira	Dana Ripley
ING Group	ING Insurance Americas
+31 20 541 5469	+1 770.980.4865
pilar.teixeira@ing.com	dana.ripley@us.ing.com
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.
ING Profile
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 75 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.
In the Americas, ING Insurance employs 34,000 people and serves over 30 million customers in the United States, Canada, Mexico, Brazil, Chile, Peru, Argentina, Uruguay and Colombia, where ING offers a range of wealth accumulation and asset management products and participates in the pension, life, annuity, health, auto and property & casualty insurance businesses.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: February 12, 2008